Filed by Sysco Corporation

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Sysco Corporation (Commission File No. 001-06544)

Date: April 29, 2026

The following is a transcript of an interview of Kevin Hourican, the Chief Executive Officer of Sysco Corporation, on April 28, 2026.

Katie:

... story now, and that is Sysco, keeping an eye on shares, of course, falling today, down by more than 3% as investors really sift through the earnings because we heard from the food distributor a little bit earlier, meeting EPS estimates just a month after saying it would acquire Jetro Restaurant Depot for $29 billion. I'm pleased to say that we're joined live by Kevin Hourican. He is the chair and CEO of Cisco joining us now. Kevin, great to have some time with you.

So let's dig into these results a little bit because EPS meeting expectations, then you take a look at quarterly sales falling a little bit short here and revenue also missed estimates. So a little bit of a mixed bag and you're seeing that expressed in the share price. Talk to us about what you're seeing when you take a look at the demand coming through national restaurant chains versus more of the local operations, which I know were a little bit of a bright spot here.

Kevin Hourican:

Katie, first, good afternoon. Thank you to you and Romaine for having us on the show. We're pleased to be able to talk about our quarterly performance. As you said, it was an earnings meet at 94 cents of adjusted earnings per share. Most notably volume, that's how we judge our performance in our space is volume of growth. Our local business, which is smaller restaurants, up 3.3% for the quarter, which was our strongest performance in more than three years in our local sector. So really pleased with the progress that we're making, taking share, improving quarter over quarter, improving year over year. And again, those are the small mom and pop restaurants.

As you noted, larger chains, national chains, foot traffic to restaurants down over the past year in the most recent quarter, down year over year. And that particular segment, large national chains was down for us as well.

I do just want to point out one other sector of our business, which we call non-commercial. So think hospitals and education facilities, dining establishments in places like office buildings and the like. That business we call non-commercial. Up solidly year over year. And our international business, up solidly year over year with double digit earnings growth year over year. So local strong, international strong, food service management, non-restaurant, business strong, with national restaurants, unfortunately, down year over year.

Katie:	We'll wrap that into your full year outlook here because you affirmed your 2026 adjusted EPS guidance, also reaffirming your full year net sales growth outlook. And a lot of strength when it comes to international, when it comes to local. But what gives you the confidence that you'll be able to meet those targets specifically with, I believe, one quarter left to go?

Kevin Hourican:	Yeah, we reiterated today our full year. We have our earnings guidance range of $4.50 to $4.60. What we said on the call is that we will deliver at the high end of that range. The exit velocity for us in the quarter that we just completed gives us the confidence to be able to deliver that full year. So local volume continuing at the performance improvement that we have been delivering as of late. What we said on our call today is that local volume would be up two and a half percent from a volume perspective in Q4. On a two-year stack basis, that's 120 basis points of incremental improvement year over year, showing that progress that we are making as a company, we're taking share from the overall industry.

We expect our national business, the one that we were just talking about that was slightly down year over year, to improve quarter over quarter. We're retaining the customers we have and we have some new customer wins that we will be onboarding in the quarter. What gives us additional confidence on the full year guide is our operating margins grew year over year in the most recent quarter, and we had really strong disciplined expense control. We're a supply chain company. So we pick, we pack, we ship, we deliver millions of cases to customers around the world. And our operational productivity was really strong in the most recent quarter, and that will carry into the full year, giving us the confidence to reiterate at the high end of our range for the year.

Romaine:	I am curious too, Kevin, though, when we talk about the M&A, the pending M&A out there, obviously the challenges that still exist in order to close that deal, you're already a behemoth. When we talk about the overlap with Restaurant Depot's customer base, which isn't a lot of overlap to a certain extent, it is a huge expansion of your business. What gives you the confidence regulators will sign off on it.

Kevin Hourican:

Romaine, thank you for the question. Let me just first start with our excitement about this acquisition of Jetro Restaurant Depot. It's a gem of a business. Think Costco for restaurants, a one-stop shop where restaurants can go to get everything that they need for their restaurant at industry leading pricing, AKA low prices, value prices. So let's start there. It is a channel that is distinct and separate from the business that we, Sysco, are in today. If you're a small mom and pop restaurant, a one or two restaurant location owner, and you're seeking the best prices in the industry, you go to Restaurant Depot and you get everything that you need for your restaurant. And you're doing that work yourself. You own your own van, you're going over to the store, doing the picking, the back and the shipping, the delivery back to your restaurant, unloading your van.

And it is for those reasons, it's a separate channel. We, Sysco, are for larger restaurants, even mom and pop larger restaurants who seek delivery. They want the touch and feel of white glove service of a dedicated sales rep. And we obviously deliver the product to the restaurant and we put the product into their freezer, the refrigerator, and their dry zone. So different customer types, different channels. It's for that reason we have confidence that the government will agree with us that they're independent businesses.

More importantly, if I could just make one more point, we're better together as a combined company.

Romaine:	Yeah.

Kevin Hourican:

We can buy food more cost effectively and be efficient in that process and passing on value to our end customers. We can also build a loyalty program that rewards customers as they migrate between these two channels when we have both of them under one roof.

And I'll just give one example in that regard. We have customers that are delivery primary customers that get approximately two deliveries a week. They'll run out of things in between delivery. Today, we have limited options on how to help that customer. When we have Restaurant Depot as a part of our arsenal in the future, our sales reps will actually be able to do same-day delivery or even click and collect from that local Restaurant Depot store to be able to help meet that customer's need.

Romaine:	And I can certainly see, just in terms of the business structures, obviously the potential benefits here. You know investors raise a lot of concerns. You're basically paying us close to 15 times operating income. You're taking on 20, what was it, $21 billion in debt here. What assurances can you give investors that whatever synergies might exist there are going to accrue pretty quickly in terms of paying down that debt and, more importantly, paying down that multiple?

Kevin Hourican:

Yes. We understand investors' concerns in regards to the debt. Let's just take a step back and think about the strategic merits of the deal. On the day of the deal closure, 20% more revenue, 45% more EBITDA, 55% more free cash flow. The deal's year one accretive. It's actually day one accretive. It's year one, high single digits accretive. Year two, mid teens accretive.

I think two things surprised the investor community on the day of the announcement. Thing one is Restaurant Depot itself being a privately held company, Romaine. People didn't understand its size, its scale, its profitability. And when you do an announcement that people aren't expecting, and it's about an entity that they don't understand, I respect and understand the investor reaction to that news.

The more our investors have heard over the past few weeks about the quality of the Restaurant business, Restaurant Depot business, excuse me, the more excited that they are. $16 billion of revenue at a 13% operating margin, that's double Sysco's operating margin. We're putting more hot water into the tub, improving the overall profitability of the margin profile of Cisco.

So let's talk about the debt. It is going to move our debt to earnings ration, leverage ratio to 4.5 turns, which is higher than our targeted ratio, obviously. We're going to quickly de-lever. In fact, we've communicated to our investors that across the first two years, we will quickly de-lever down to three and a half turns, with a transition over time to our historical leverage target of 2.75 or lower turns. The cashflow generation from Restaurant Depot is so robust, we will be able to quickly de-lever. And what we've communicated to investors, Romaine, over the past two weeks is we have a solid cushion on our profit margins and operating profit to cover a dark event or a storm that may occur. We've got a cushion from a profitability to cover something like that. We are extremely confident in our ability to de-lever quickly and with confidence. And that's something that we're committed to do. By example, we paused share buyback for that first two years to show investors that we're deeply committed to de-levering.

Romaine:	All right, Kevin. Really appreciate you explaining all that for us. Have to leave it there. Kevin Hourican there, the chair and CEO of the gigantic food service company, Sysco. Meanwhile, we keep an eye on the other big news of the day, and that is the kickoff of the two-day meeting for the Federal Open Market Committee. Jerome Powell said to take his last meeting at the helm. Our next guest agrees-

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as “expects,” “believes,” “anticipates,” “forecasts,” “intends,” “seeks,” “aims,” “plans,” “assumes,” “estimates,” “projects,” “should,” “would,” “could,” “may,” “will,” “shall” or variations of such words are generally part of forward-looking statements. Forward-looking statements are not historical facts. They are made based on management’s current expectations and beliefs concerning future developments and their potential effects upon Sysco Corporation (“Sysco”) and its consolidated subsidiaries. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the expected timing and completion of the proposed transaction, the anticipated benefits of the proposed transaction (including synergies), and plans and expectations for the combined company, including regarding its results of operations and financial conditions, leadership composition, share repurchases, dividend level, credit ratings and leverage ratio, as well as statements regarding Sysco’s future financial performance and results, including its expectations regarding its future growth, including growth in sales and earnings per share, and other statements that are not historical facts. All such forward-looking statements are not a guarantee of future performance and are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the parties, that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the right of either or both parties to terminate the merger agreement; the risk that regulatory approvals may not be obtained or other closing conditions may not be satisfied in a timely manner or at all, as well as the risk that regulatory approvals are obtained subject to conditions that are not anticipated; the risk of other delays in closing the transaction; the possibility that any of the anticipated benefits and projected synergies of the transaction will not be realized or will not be realized within the expected time period; unforeseen or unknown liabilities; Sysco’s ability to raise debt on favorable terms or at all; risks related to business disruptions from the proposed transaction that may harm the business or current plans and operations of either or both parties, including disruption of management time from ongoing business operations; credit ratings decline of the combined company following the proposed transaction; the outcome of any legal proceedings that may be instituted against New Slider Holdco, Inc., Sysco or their directors; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the risk that the proposed transaction and its announcement could have an adverse effect on the market price of the common stock of Sysco; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of either or both parties to retain and hire key personnel or maintain business, contractual or operational relationships, on the parties’ operating results and businesses generally; certain restrictions during the pendency of the transaction that may impact Sysco’s and Jetro Restaurant Depot’s ability to pursue certain business opportunities or strategic transactions; and the effects of industry, market, economic, political or regulatory conditions outside of the parties’ control, as well as the impact of geopolitical, economic and market conditions and developments, including changes in global trade policies and tariffs; risks related to Sysco’s business initiatives; periods of significant or prolonged inflation or deflation and their impact on Sysco’s product costs and profitability generally; risks related to Sysco’s efforts to implement its transformation initiatives and meet its other long-term strategic objectives; risk of interruption of supplies and increase in product costs; risks related to changes in consumer eating habits; and the impact of natural disasters or adverse weather conditions, public health crises, adverse publicity or lack of confidence in Sysco’s products, and product liability claims. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those indicated in these forward-looking statements. Therefore, you should not place undue reliance on any of the forward-looking statements contained herein. For more information on these risks and other concerning factors that could cause actual results to differ from those expressed or forecasted, see Sysco’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other filings with the U.S. Securities and Exchange Commission (the “SEC”). Any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

This communication may include certain measures which are not presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), including free cash flow, that we believe provide important perspective with respect to underlying business trends. Non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing our financial results. Management believes that adjusting GAAP metrics to remove certain specified items provides an important perspective with respect to our underlying business trends and results. Non-GAAP measures provide meaningful supplemental information to both management and investors that (1) are indicative of the performance of the company’s underlying operations and (2) facilitate comparisons on a year-over-year basis. Non-GAAP measures should not be considered in isolation or as an alternative to GAAP measures, and should be considered only as a supplement to, and not as superior to, GAAP measures.

IMPORTANT INFORMATION REGARDING THE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction, Sysco may cause New Slider Holdco, Inc. to file with the SEC a registration statement on Form S-4 that will include a prospectus of New Slider Holdco, Inc. (the “prospectus”). After the registration statement has been declared effective, Sysco will mail the prospectus to its stockholders. BEFORE MAKING ANY INVESTMENT DECISION INVESTORS AND SECURITY HOLDERS OF SYSCO ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the prospectus, any amendments or supplements thereto and other documents containing important information about Sysco, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Copies of the documents filed with the SEC by Sysco will be available free of charge under the “Investors” section of Sysco’s website located at investors.sysco.com.

NO OFFER OR SOLICITATION

This communication is not intended and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.